Mail Stop 3561

May 7, 2010

Via Fax & U.S. Mail

Mr. Russell A. Gerdin
Chief Executive Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, IA 52317

>   **Re: Heartland Express, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 24, 2010**
>   **File No. 0-15087**

Dear Mr. Gerdin:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices, page 24

1. We note your section on critical accounting policies. It appears that the items included in this section are a mere repetition of the information in your Summary of Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that estimates are necessary for depreciable lives and salvage values of revenue equipment, insurance accruals, income taxes, and investments. We believe you should expand your critical accounting policies to discuss in greater detail the significant estimates and assumptions used by management that are associated with each of these areas in your critical accounting policies.

2. We suggest that you include in this section your discussion of investments, which is currently included in the liquidity section, and present a sensitivity analysis with hypothetical results based on different assumptions given the subjectivity of the estimates in light of the lack of trading activity and liquidity with respect to these investments.

3. In addition, we believe you should expand the Section on revenue equipment to describe and quantify the impact of the current unfavorable economic environment with lower trade-in values on the Company's depreciation methods and salvage values and the resultant changes in the method of calculating depreciation expense that were effective January 1, 2009.

   Please revise future filings accordingly.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

4. We note from the discussion in the Risk Factors section of the Company's Annual Report on Form 10-K on page 7, that when the supply of used revenue equipment exceeds the demand for used equipment as it did during 2008 and 2009, the general market value of used revenue equipment decreases. We also note that should this condition continue, it would increase the Company's capital expenditures for new revenue equipment, decrease the Company's gains on sale of revenue equipment or increase maintenance costs if management decides to extend the use of revenue equipment in a depressed market. Given the increased

supply of revenue equipment that existed during 2009 as noted above, which would be expected to result in a decline in the market value of used revenue equipment and any related gains recognized during 2009, please tell us and expand MD&A in future filings to explain how the Company was able to generate an increase in gains on disposal of property and equipment during 2009 of $10.1 million or more than double the level of gains recognized during 2008. We may have further comment upon review of your response.

Note 4. Investments, page F-10

5. We note from the disclosures included on page F-11 that the ranges of certain of certain assumptions used to determine the estimated fair values of the Company's auction rate securities such as the rate of return, discount rate, and liquidity discount rate changed significantly from December 31, 2008 to December 31, 2009. Supplementally advise us and expand future disclosure to describe the facts and circumstances that resulted in the significant changes in the ranges of these assumptions

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: John P. Cosaert, CFO
(319) 626-3311